                                                         May 25, 2005

VIA EDGAR

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, NW

Washington, DC 20549

         Benacquista Galleries, Inc. Request for Withdrawal of Its

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        Post-Effective Amendment No. 1 to Form SB-2 Registration Statement

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Ladies and Gentlemen:

         Pursuant to Rule 477 under the Securities Act of 1933, Benacquista Galleries, Inc. ("Registrant"), respectfully requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Post-Effective Amendment No. 1 to the Registration Statement (File No.333-104132) (the "Registration Statement") that was inadvertently filed twice as a Pre-Effective Amendment to such Registration Statement with the Commission at 5:25 PM on April 29, 2005 and at 9:51 AM on April 27, 2005.

         The Registration Statement was incorrectly filed as a type SB2/1

Registration Statement instead of a type POS AM (Post-Effective Amendment)

Registration Statement due to a filing error. The Registration Statement has not yet been declared effective.  The Registrant has refilled this Post-Effective Amendment No. 1 as a Post-Effective Amendment (POS AM) on May 24, 2005.

         Registrant respectfully submits that a withdrawal of the amendments to the Registration Statement (SB2/A) is consistent with the public interest and the protection of investors in light of the circumstances described above. Any questions regarding this matter may be directed to Jonathan Dariyanani, the Registrant's outside counsel at 415-699-7121.

                                          Very Truly Yours,

                                          /s/ James Price

                                          Name: James Price

                                          Title: Chief Executive Officer

Cc:  J. Dariyanani